November 6, 2019

Denise Lindsay
Executive Vice President/Chief Financial Officer
Meridian Corporation
9 Old Lincoln Highway
Malvern, PA 19335

       Re: Meridian Corporation
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           Form 10-Q for the Period Ended June 30, 2019
           Filed August 14, 2019
           File No. 000-55983

Dear Ms. Lindsay:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2019

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 37

1. We note that you added certain Non-GAAP financial measures excluding Mortgage in the
      June 30, 2019 10-Q for the first time. Please tell us the following concerning these Non-
      GAAP financial measures:
        How you meet the criteria in Item 10(e)(i)(B) of Regulation S-K regarding a reconciliation from the most directly comparable GAAP financial measures to the
          Non-GAAP financial measures; and
        Why you consider these Non-GAAP financial measures useful to investors under
          Item 10(e)(i)(C) of Regulation S-K, especially given that Mortgage is disclosed as a stand alone segment in your segment disclosures in Note 11 starting on page 28 of the
 Denise Lindsay
Meridian Corporation
November 6, 2019
Page 2
              June 30, 2019 10-Q.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or Sharon Blume,
Accounting Branch Chief, at (202) 551-3474 with any questions.



FirstName LastNameDenise Lindsay                          Sincerely,
Comapany NameMeridian Corporation
                                                          Division of
Corporation Finance
November 6, 2019 Page 2                                   Office of Finance
FirstName LastName